UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 28, 2016

Sigmata Electronics, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

81-1253192

(I.R.S. Employer Identification No.)

28 Apollo Road, Suite 6A

East Providence, RI 02914

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (401) 714-5337

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.0001

Item 9. Other Events

Notes: Previous to the “Events” described in the ‘Events’ section below, the following individuals held the respective number of shares:

Shareholders	Freely Transferable Shares (Common Stock)	Restricted Shares (Common Stock)	Total Shares (Common Stock)
Jeffrey DeNunzio*	2,500,000	17,500,000	20,000,000
Paul Moody*	2,500,000	17,500,000	20,000,000
Other Shareholders	454,000	0	454,000
Total	5,454,000	35,000,000	40,454,000

Note: No shares of Preferred Stock are issued or have been issued by the Company to date.

Per the above table, “Other Shareholders” are defined as any individual who is not an employee of the Company, is not an officer or director of the Company, and is not a shareholder holding 5% or more of the Company’s shares. Per the above table we have 34 “Other Shareholders.”

* Jeffrey DeNunzio and Paul Moody are Officers and Directors of the Company.

Events

On November 28, 2016, our two majority shareholders, Paul Moody and Jeffrey DeNunzio, each have agreed to, and have since cancelled, 11,500,000 shares of restricted common stock respectively and 750,000 shares of freely transferable common stock respectively.

Subsequent to the above cancellation of shares, on November 28, 2016 the Company authorized and conducted a forward stock split. Every one share of common stock held by stockholders has been converted into three (3) shares of common stock.

The below table details the shares held by the respective individuals as a result of the above events:

Shareholders	Freely Transferable Shares (Common Stock)	Restricted Shares (Common Stock)	Total Shares (Common Stock)
Jeffrey DeNunzio*	5,250,000	18,000,000	23,250,000
Paul Moody*	5,250,000	18,000,000	23,250,000
Other Shareholders	1,362,000	0	1,362,000
Total	11,862,000	36,000,000	47,862,000

Note: No shares of Preferred Stock are issued or have been issued by the Company to date.

Per the above table, “Other Shareholders” are defined as any individual who is not an employee of the Company, is not an officer or director of the Company, and is not a shareholder holding 5% or more of the Company’s shares. Per the above table we have 34 “Other Shareholders.”

* Jeffrey DeNunzio and Paul Moody are Officers and Directors of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGMATA ELECTRONICS, INC.

Date: November 28, 2016	By:	/s/ Paul Moody
Paul Moody
Chief Executive Officer